Filed by Flexjet, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12 under the

Securities Exchange Act of 1934

Subject Company:

Horizon Acquisition Corporation II

Commission File No.: 001-39631

Date: October 12, 2022

The following is a Form 8-K filed by Horizon Acquisition Corporation II on October 11, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): October 11, 2022

Horizon Acquisition Corporation II

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39631	98-1553406
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

600 Steamboat Road, Suite 200 Greenwich, CT	06830
(Address of principal executive offices)	(Zip Code)

(203) 298-5300

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-third of one redeemable Warrant	HZON.U	New York Stock Exchange
Class A Ordinary Shares	HZON	New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	HZON WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Business Combination Agreement

On October 11, 2022, Horizon Acquisition Corporation II, a Cayman Islands exempted company (“Horizon”), entered into a Business Combination Agreement (the “BCA”), pursuant to which Horizon will engage in a business combination transaction with Epic Aero, Inc., a Delaware corporation (“Epic”). Epic owns and operates the private aviation business known as Flexjet, among other business activities. The public company ultimately resulting from the completion of the Business Combination will be Flexjet, Inc. (“Flexjet”). Flexjet will have one class of common stock, par value $0.0001 per share (the “Flexjet Common Stock”), outstanding at the Closing (as defined below).

The Business Combination (as defined below) values Flexjet at a pro forma enterprise value of approximately $3.1 billion. At the Closing and assuming full (i) non-redemption of the $155,000,000 of Horizon Class Stock held by Horizon II Sponsor, LLC (“Sponsor”) and (ii) utilization of an up to $145,000,000 investment provided by Eldridge Industries, LLC (“Eldridge”) pursuant to the Back-Stop Letter Agreement (as defined below), existing Flexjet shareholders (which includes affiliates of Eldridge who are current investors in Flexjet) are expected to own 89% of Flexjet. See “Certain Related Agreements – Sponsor Support Agreement” and “Certain Related Agreements – PIPE Investment and Back-Stop Letter Agreement” below. In the event there are fewer redemptions from Horizon’s trust account, such ownership percentage would be reduced by existing Horizon public shareholders.

The parties to the BCA are:

•	Horizon;
•	Epic;
•	OTH Merger Sub 1, LLC, a Delaware limited liability company (“Merger Sub 1”) and a wholly owned subsidiary of Horizon formed in connection with the BCA;
•	Flexjet; and
•	Flexjet Sub, LLC, a Delaware limited liability company (“Merger Sub 2”) and a wholly owned subsidiary of Flexjet formed in connection with the BCA.

A to-be-formed Delaware corporation (“Combined TargetCo”) is expected to combine the Epic business after giving effect to certain planned acquisition and disposition transactions prior to the Closing. It is expected to become a party to the BCA by joinder.

Each of Horizon, Merger Sub 1, Flexjet, Merger Sub 2, Epic and Combined TargetCo is referred to herein as a “Party”.

The BCA and the transactions contemplated thereby were approved by the boards of directors of each of Horizon, Merger Sub 1, Flexjet and Epic, the sole member of Merger Sub 1 and the managers of Merger Sub 2.

The Business Combination Transactions

The BCA provides for the following, in each case upon the terms and subject to the conditions of the BCA:

The Redomestication

The day immediately prior to the Business Combination Merger (as defined below), Horizon will engage in a redomestication transaction (the “Redomestication”). In the Redomestication, all of the shareholders of Horizon will become stockholders of Flexjet, which is a Delaware corporation.

To achieve the Redomestication, Horizon will merge with and into Merger Sub 2 (the “Redomestication Merger”), as a result of which (i) the separate existence of Horizon will cease, (ii) Merger Sub 2 will be the surviving entity in the Redomestication Merger, and (iii) Merger Sub 2 will remain a wholly owned subsidiary of Flexjet.

Pursuant to the Redomestication Merger, the following will occur:

(i)	each Class A ordinary share of Horizon, par value $0.0001 per share (“Horizon Class A Stock”), issued and outstanding immediately prior to the effective time of the Redomestication Merger will be automatically cancelled and converted into the right to receive one share of Class A common stock, par value $0.0001 per share, of Flexjet (“Flexjet Class A Common Stock”), and

(ii)	each Class B ordinary share of Horizon, par value $0.0001 per share (“Horizon Class B Stock” and, together with the Horizon Class A Stock, the “Horizon Stock”), issued and outstanding immediately prior to the effective time of the Redomestication Merger will be automatically cancelled and converted into the right to receive one share of Class B common stock, par value $0.0001 per share, of Flexjet (“Flexjet Class B Common Stock”).

In addition, in connection with the Redomestication, Horizon, Flexjet, Merger Sub 2 and Continental Trust Transfer & Trust Company, a New York limited purpose trust company, as warrant agent (in such capacity, the “Warrant Agent”), will enter into a Warrant Assignment, Assumption and Amendment Agreement (the “Warrant Assumption Agreement”). Pursuant to the Warrant Assumption Agreement, the Warrant Agreement, dated October 22, 2020, between Horizon and the Warrant Agent (the “Warrant Agreement”), and each Horizon warrant to purchase Horizon Class A Stock (the “Horizon Warrants”), comprised of the private placement warrants issued in a private placement concurrent with Horizon’s initial public offering (the “Horizon Private Placement Warrants”) and the public warrants (the “Horizon Public Warrants”) issued in connection with Horizon’s initial public offering, will be assumed by Flexjet. The Horizon Private Placement Warrants and the Horizon Public Warrants, as assumed by Flexjet, are referred to herein as the “Flexjet Assumed Private Warrants” and the “Flexjet Assumed Public Warrants,” respectively, and collectively as the “Flexjet Assumed Warrants.” The Warrant Assumption Agreement will also make minor technical amendments to the Warrant Agreement to facilitate the transactions contemplated by the BCA, each as assigned to and assumed by Flexjet. No such amendment will be adverse to the holders of the Horizon Warrants.

As a result of the Warrant Assumption Agreement, the Horizon Warrants will automatically be deemed to have become Flexjet Warrants issued by Flexjet pursuant to the Warrant Agreement, and the securities initially deliverable upon the exercise of the Flexjet Warrants will be the shares of Flexjet Common Stock outstanding at the Closing.

Also, in connection with the Redomestication, the Investment Management Trust Agreement dated October 22, 2020 between Horizon and Continental Stock Transfer & Trust Company, as trustee, will be assigned to, and assumed by Flexjet.

The Exchange

On the date of the Business Combination Merger but prior to the effective time of the Business Combination Merger, Sponsor will tender its 13,125,000 shares of Flexjet Class B Common Stock to be received in the Redomestication Merger in exchange for (i) shares of Flexjet Class A Common Stock, and (ii) warrants to purchase Flexjet Class A Common Stock in accordance with the Exchange Agreement and New Warrant Agreement described below (the “Exchange”). See “Certain Related Agreements – Exchange Agreement” below for a description of the Exchange.

The Business Combination Merger

On the day immediately following the Redomestication Merger, substantially simultaneously with any PIPE Investment (as defined below) and following the Exchange, Merger Sub 1 will merge with and into Combined TargetCo, with Combined TargetCo surviving as a direct, wholly owned subsidiary of Merger Sub 2 and an indirect, wholly owned subsidiary of Flexjet (the “Business Combination Merger”).

Pursuant to the Business Combination Merger, the following will occur:

(i)	each share of common stock of Combined TargetCo issued and outstanding immediately prior to the effective time of the Business Combination Merger will be converted into the right to receive a number of shares of Flexjet Common Stock equal to the Exchange Ratio (as defined below), except that this conversion will not apply to shares subject to options of Combined TargetCo, treasury shares or shares with respect to which appraisal rights have been properly exercised; and

(ii)	each option of Combined TargetCo issued and outstanding immediately prior to the effective time of the Business Combination Merger will be converted into the right receive a vested option to purchase shares of Flexjet Common Stock upon substantially the same terms and conditions as are in effect with respect to such option immediately prior the Business Combination Merger, with related adjustments to the number of shares subject to such option and the exercise price based on the Exchange Ratio.

The “Exchange Ratio” equals (1) the number of shares constituting the Aggregate Merger Consideration, divided by (2) the total number of shares of Combined TargetCo common stock outstanding immediately prior to the consummation of Business Combination Merger after giving effect to all pre-Closing reorganization transactions, including “in-the-money” options. The “Aggregate Merger Consideration” equals a number of shares of Flexjet Common Stock equal to the quotient obtained by dividing (i)(A) the Base Purchase Price (being $2,406,049,000) minus (B) the Secondary Proceeds (being the aggregate $80,500,000 redemption price to be paid to holders of Series D Shares of Combined TargetCo that will be redeemed as part of the Business Combination) divided by (ii) $10.00.

Immediately prior to the Business Combination Merger, Flexjet will amend and restate its certificate of incorporation, pursuant to which each share of Flexjet Class A Common Stock will be reclassified as Flexjet Common Stock, and the Flexjet Common Stock will be the only class of common equity of Flexjet issued and outstanding.

On September 19, 2022, Horizon obtained working capital loans in the total amount of $1,500,000 from the Sponsor and an affiliate thereof (Vista Portfolio Trust, LLC), each evidenced by an unsecured convertible promissory note. All or any portion of the principal amount of such convertible notes that a holder thereof elects to convert into Horizon Private Placement Warrants not less than two business days prior to the Business Combination Merger, at the $1.50 conversion price, will automatically convert, at the effective time of the Redomestication Merger, into the right to receive, at the effective time of the Business Combination Merger, a corresponding number of Flexjet Assumed Private Warrants.

The Redomestication, the Exchange, the Business Combination Merger and the other transactions contemplated by the BCA are referred to as the “Business Combination” and the closing date of the Business Combination Merger is referred to as the “Closing.”

Substantially concurrently with the Closing, Flexjet will consummate the transactions contemplated by (i) if applicable, the Eldridge Back-Stop Agreement (as defined below), and (ii) any PIPE Investment (as defined below).

Flexjet expects to file the registration statement registering the Flexjet Common Stock issuable in the Business Combination Merger (the “Registration Statement”) as promptly as possible following receipt Flexjet’s audited financial statements required to be included therein. The Business Combination is expected to close in the second quarter of 2023, subject to the receipt of the required approvals by Horizon’s shareholders and the fulfillment of other customary closing conditions.

Representations and Warranties; Covenants

The BCA contains representations, warranties and covenants of each of Epic, Flexjet (prior to the consummation of the Redomestication) and Merger Sub 2 (prior to the consummation of the Redomestication) and, upon Combined TargetCo’s execution of a joinder to the BCA, Combined TargetCo (such parties, collectively, the “Target Companies”), and Horizon and Merger Sub 1, that are customary for transactions of this type, including with respect to corporate organization or formation and authorization, third party consents, capitalization, financial statements, material contracts, tax matters, compliance with laws, employee and benefits matters and intellectual property, among others.

Effective immediately following the Closing, Flexjet’s board of directors will be comprised of seven directors, who will initially be:

(i)	four directors designated by Directional Equityholders (as defined below), of which at least two will qualify as an “independent director” under stock exchange regulations applicable to Flexjet; and

(ii)	three directors designated by the Eldridge Equityholders (as defined below), of which at least two directors will qualify as “independent directors” under stock exchange regulations applicable to Flexjet.

Closing Conditions

The obligations of the Parties to consummate the Business Combination are subject to certain closing conditions, including, but not limited to, (i) the requisite approvals of the Horizon stockholders, (ii) the requisite approvals of Combined TargetCo’s stockholders, (iii) the Registration Statement becoming effective under the Securities Act of 1933 (the “Securities Act”), (iv) the Flexjet Common Stock being approved for listing on a national exchange, (v) the amount of Available SPAC Cash (as defined below) being at least $300,000,000, (vi) the consummation of certain pre-Closing acquisition and disposition transactions by the Target Companies and (vii) performance of each Parties’ covenants to be performed under the BCA in all material respects.

“Available SPAC Cash” means:

•	The amount of cash available in Horizon’s trust account at Closing after satisfaction of any redemptions (but prior to payment of any deferred underwriting commissions or certain transaction expenses); plus

•	The PIPE Investment actually received prior to or substantially concurrently with the Closing, including, if necessary, the Eldridge Back-Stop Amount (as defined below).

In connection with the execution of the BCA, the Sponsor has executed a Non-Redemption and Support Agreement pursuant to which the Sponsor has agreed not to redeem the $155,000,000 of Horizon Class A Stock it currently holds. See “Certain Related Agreements – Sponsor Support Agreement” below. In addition, Eldridge has agreed to invest up to $145,000,000 pursuant to the Back-Stop Letter Agreement. See “Certain Related Agreements – PIPE Investment and Back-Stop Letter Agreement” below.

The holders of Horizon Class A Stock have redemption rights in connection with the Business Combination and also in connection with the pending proposal (the “Extension Amendment Proposal”) to amend Horizon’s organizational documents to extend the period of time Horizon is afforded under its organizational documents and its prospectus dated October 19, 2020 and filed with the Securities and Exchange Commission (“SEC”) on October 21, 2020 to consummate an initial business combination (the “SPAC Business Combination Deadline”), as proposed by Horizon in its definitive proxy statement filed with the SEC on August 26, 2022.

Termination

The BCA may be terminated under the following circumstances prior to the Redomestication Merger:

(i)	by mutual written consent of Combined TargetCo, Epic and Horizon;

(ii)	by Combined TargetCo, Epic or Horizon if any Governmental Authority (as defined in the BCA) shall have enacted, issued, promulgated, enforced or entered any Governmental Order (as defined in the BCA) which has become final and non-appealable and has the effect of making consummation of the Business Combination illegal or otherwise preventing or prohibiting consummation of the Business Combination or if there shall be adopted any law that permanently makes consummation of the Business Combination illegal or otherwise prohibited;

(iii)	by Combined TargetCo, Epic or Horizon if the SPAC Shareholder Approval (as defined in the BCA) shall not have been obtained by reason of the failure to obtain the required vote at the SPAC Shareholders’ Meeting (as defined in the BCA) duly convened therefor or at any adjournment or postponement thereof;

(iv)	by Combined TargetCo or Epic if approval by the requisite vote of Horizon’s stockholders shall not have been obtained to the Extension Amendment Proposal;

(v)	by written notice to Combined TargetCo and Epic from Horizon if there is any breach of any representation, warranty, covenant or agreement on the part of the Target Companies set forth in the BCA such that certain conditions to closing cannot be satisfied and such breach is not cured within the cure period window, provided that Horizon is not then in breach of any of its representations, warranties, covenants or agreements such that certain conditions to closing cannot be satisfied;

(vi)	prior to the Closing, by written notice to Horizon from Combined TargetCo or Epic there is any breach of any representation, warranty, covenant or agreement on the part of Horizon or Merger Sub 1 set forth in the BCA such that certain conditions to closing cannot be satisfied and such breach is not cured within the cure period window, provided that the Target Companies are not then in breach of any of their representations, warranties, covenants or agreements such that certain conditions to closing cannot be satisfied;

(vii)	by Combined TargetCo, Epic or SPAC if the Closing has not occurred on or before September 30, 2023, provided that any such party shall not have the right to so terminate the BCA if such party has breached any of its representations, warranties, covenants or agreements under the BCA and such breach shall have proximately caused the failure of the Closing to occur on or before September 30, 2023; or

(viii)	by Combined TargetCo or Epic if the Horizon board of directors shall have withdrawn, amended or qualified its recommendation to the Horizon stockholders to vote in favor of the Business Combination.

If the BCA is validly terminated pursuant to clause (iv) above, Horizon will pay Epic an amount equal to the lesser of (a) the Company Transaction Expenses (as defined in the BCA) and (b) $1,000,000, in either case, within two Business Days after receipt by Horizon of documented evidence of the Company Transaction Expenses.

If the BCA is validly terminated, none of the parties to the BCA will have any liability or any further obligation under the BCA, except in the case of fraud or willful and material breach of the BCA occurring prior to the termination of the BCA. Upon a valid termination of the BCA, no provisions therein will survive other than customary confidentiality obligations and other miscellaneous provisions.

The foregoing description of the BCA does not purport to be complete and is qualified in its entirety by reference to the BCA, which is filed as Exhibit 2.1 hereto, and which is incorporated by reference herein. The BCA contains representations, warranties and covenants that the parties to the BCA made to each other as of the date of the BCA or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the BCA. The BCA has been attached to provide investors with information regarding its terms and is not intended to provide any other factual information about Horizon, Epic or Flexjet or any other party to the BCA. In particular, the representations, warranties, covenants and agreements contained in the BCA, which were made only for purposes of the BCA and as of specific dates, were solely for the benefit of the parties to the BCA (other than as expressly provided for in the BCA), may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the BCA instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants or agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the BCA. In addition, the representations, warranties, covenants and agreements and other terms of the BCA may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the BCA, which subsequent information may or may not be fully reflected in Horizon’s or Flexjet’s public disclosures.

Certain Related Agreements

Exchange Agreement

Concurrently with the execution of the BCA, Flexjet, Directional Capital LLC (“Directional”) and Sponsor entered into an exchange agreement (the “Exchange Agreement”), pursuant to which, on the day of the Business Combination Merger but before the effective time of the Business Combination Merger, Sponsor agreed to consummate the Exchange. As part of the Exchange, Flexjet agreed to issue (i) warrants to purchase 20,000,000 shares of Flexjet Class A Common Stock, at an exercise price of $10.00 per share (the “Flexjet New Private $10.00 Warrants”), (ii) warrants to purchase 20,000,000 shares of Flexjet Class A Common Stock, at an exercise price of $15.00 per share (the “Flexjet New Private $15.00 Warrants”), and (iii) 50,000 shares of Flexjet Class A Common Stock, in each case, half of which such warrants and shares will be issued to Sponsor and half to Directional as part of the Business Combination Merger.

The foregoing description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the Exchange Agreement, which is filed as Exhibit 10.1 hereto, and which is incorporated by reference herein.

New Warrant Agreement

The Flexjet New Private $10.00 Warrants and Flexjet New Private $15.00 Warrants (together, the “Flexjet New Private Warrants”) will be issued pursuant to a new warrant agreement of Flexjet (the “New Warrant Agreement”) to be entered into by Flexjet and the Warrant Agent in connection with the Business Combination Merger.

The Flexjet New Private Warrants will be similar to the Flexjet Assumed Private Warrants, but they will differ from the Flexjet Assumed Private Warrants principally in the following respects: (i) they will not be redeemable; (ii) they will have different strike prices; and (iii) they will have certain more favorable adjustment provisions relating to certain capital events, including the use of an uncapped option referent in one such provision instead of a capped option.

The foregoing description of the New Warrant Agreement does not purport to be complete and is qualified in its entirety by reference to the New Warrant Agreement, a form of which is included as Exhibit F to the BCA, filed as Exhibit 10.2 hereto, and which is incorporated by reference herein.

Sponsor Support Agreement

Concurrently with the execution of the BCA, Sponsor, Horizon, Flexjet and Epic entered into a support and non-redemption agreement (the “Sponsor Support Agreement”). Under the Sponsor Support Agreement, Sponsor agreed, among other things, to:

(i)	waive its anti-dilution rights with respect to its shares of Horizon Stock in connection with the Business Combination;

(ii)	vote at any meeting of Horizon’s shareholders, and in any action by written consent of Horizon’s shareholders, all of its Horizon Stock in favor of the adoption and approval of the BCA, the transactions contemplated thereby, including the Redomestication and the Business Combination Merger, and the other approvals contemplated to be sought with respect thereto;

(iii)	be bound by certain other covenants and agreements related to the Business Combination;

(iv)	be bound by certain transfer restrictions with respect to its Horizon Stock and Horizon Warrants; and

(v)	not redeem any Horizon Stock or Horizon Warrants held by Sponsor in connection with the Business Combination, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement.

The foregoing description of the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Sponsor Support Agreement, which is filed as Exhibit 10.3 hereto, and which is incorporated by reference herein.

Company Support Agreements

Concurrently with the execution of the BCA, Horizon, Flexjet, Epic, Directional and certain other stockholders of Epic have entered into company support agreements (the “Company Support Agreements”). Under the Company Support Agreements, each of Directional and such other Epic stockholders agreed, among other things, to:

(i)	vote in favor of the adoption and approval of the BCA, the transactions contemplated thereby, including the Redomestication and the Business Combination Merger, and the other documents contemplated by the BCA, in each case, on the terms and conditions of the Company Support Agreement;

(ii)	be bound by certain other covenants and agreements related to the Business Combination; and

(iii)	be bound by certain transfer restrictions with respect to their Horizon and Epic securities.

The foregoing description of the Company Support Agreements does not purport to be complete and is qualified in its entirety by reference to the Company Support Agreements, a form of which is filed as Exhibit 10.4 hereto, and which is incorporated by reference herein.

Back-Stop Letter Agreement

Eldridge has agreed to invest certain amounts in Flexjet at Closing under the letter agreement (the “Back-Stop Letter Agreement”) entered into by Eldridge concurrently with the execution of the BCA. Under the Back-Stop Letter Agreement, Eldridge agreed to purchase up to 14,500,000 shares of Flexjet Common Stock at $10.00 per share for an aggregate purchase price equal to the aggregate amount payable with respect to all redemptions made by Horizon public shareholders in connection with the Business Combination up to $145,000,000 (the “Eldridge Back-Stop Amount”), reduced by the amount, if any, by which the Eldridge Back-Stop Amount plus the aggregate subscriptions for purchases of shares of Flexjet Common Stock in any PIPE Investment made by persons other than Eldridge Equityholders would exceed $275,000,000 in the aggregate.

Flexjet will pay to Eldridge a fee equal to 3% of the actual Eldridge Back-Stop Amount that is funded at the Closing as consideration for providing the backstop.

The foregoing description of the Back-Stop Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the Back-Stop Letter Agreement, which is filed as Exhibit 10.5 hereto, and which is incorporated by reference herein.

PIPE Investment

In connection with the transactions contemplated by the BCA, the Parties have agreed to use their reasonable best efforts to seek additional capital investments from investors who would agree to subscribe for and purchase newly issued shares of Flexjet Common Stock substantially concurrently with the Closing (any such investment, a “PIPE Investment”). There can be no assurance that any PIPE Investment will occur.

Stockholders Agreement

At the Closing, Flexjet, Sponsor, Eldridge, Directional, Kenneth C. Ricci and Michael A. Rossi will enter into a stockholders agreement (the “Stockholders Agreement”), which will provide for, among other things, director nomination rights of (i) Directional, Kenneth C. Ricci and Michael A. Rossi (collectively, the “Directional Parties”) and any investment vehicles or funds managed or controlled, directly or indirectly, by the Directional Parties (collectively, the “Directional Equityholders”) and (ii) Eldridge, any of its affiliates and any investment vehicles or funds managed or controlled, directly or indirectly, by Eldridge or any of its affiliates (the “Eldridge Equityholders”) for the Flexjet board of directors as described above. Such director nomination rights of the Directional Equityholders and Eldridge Equityholders will automatically step down as their respective aggregate ownership interests in Flexjet decrease.

In addition to the aforementioned nomination rights, pursuant to the Stockholders Agreement, each of (i) the Directional Equityholders, (ii) Eldridge Equityholders and (iii) Sponsor and any investment vehicles or funds managed or controlled, directly or indirectly, by any of Sponsor’s affiliates will agree, subject to limited exceptions, not to transfer shares of Flexjet Common Stock or warrants to purchase shares of Flexjet Common Stock held by it for a lock-up period after Closing ending the earliest to occur of: (i) the three month anniversary of Closing, (ii) the date on which (A) the last reported sale price of Flexjet Common Stock equals or exceeds $12.00 per share for any 20 consecutive days within a 30-day trading period and (B) the average daily trading volume exceeds 500,000 shares of Flexjet Common Stock for each day within such 30-day period, and (iii) the date on which Flexjet completes a liquidation, merger, reorganization or similar transaction that results in Flexjet stockholders having the right to exchange Flexjet Common Stock for cash, securities or other property.

The foregoing description of the Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to the Stockholders Agreement, which is filed as Exhibit 10.6 hereto, and which is incorporated by reference herein.

Registration Rights Agreement

The shares of Flexjet Common Stock issued in the Business Combination are expected to be registered pursuant to the Registration Statement and be freely tradeable without restrictions imposed by the Securities Act to the extent not held by affiliates of Flexjet.

At the Closing, Flexjet, Merger Sub 2 (as successor in interest to Horizon), Directional, Sponsor, Eldridge and certain stockholders of Epic (such stockholders, Merger Sub 2, Directional, Sponsor and Eldridge, collectively, the “Holders”) will amend and restate the Registration Rights Agreement, dated as of October 22, 2020, between Horizon and Sponsor (such amended and restated agreement, the “Registration Rights Agreement”), pursuant to which, among other things, Flexjet will agree to file a registration statement for a shelf registration on Form S-1 or Form S-3 within 30 days following the Closing with respect to the securities of Flexjet. The Holders will be granted certain customary demand and piggyback registration rights under the Registration Rights Agreement, which are subject to customary terms and conditions, including with respect to cooperation and reduction of underwritten shelf takedown provisions, with respect to the securities of Flexjet.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, a form of which is included as Exhibit C to the BCA, filed as Exhibit 10.7 hereto, and which is incorporated by reference herein.

Second Amended and Restated Certificate of Incorporation of Flexjet

At the Closing, but immediately prior to the effective time of the Business Combination Merger, the existing certificate of incorporation of Flexjet will be amended and restated in the form of a Second Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) to, among other things, provide for various customary matters for public companies like Flexjet and provide for customary matters limiting the voting of Flexjet Common Stock by non- U.S. citizens due to federal law requiring that no more than 25% of outstanding Flexjet Common Stock be voted, directly or indirectly, by persons who are not U.S. citizens.

The foregoing description of the Certificate of Incorporation does not purport to be complete and is qualified in its entirety by reference to the Certificate of Incorporation, a form of which is included as Exhibit A to the BCA, filed as Exhibit 10.8 hereto, and which is incorporated by reference herein.

Second Amended and Restated Bylaws

At the Closing, but immediately prior to the effective time of the Business Combination Merger, the existing bylaws of Flexjet will be amended and restated  (the “Bylaws”) to, among other things, provide for various customary matters for public companies like Flexjet and subject the Flexjet Common Stock held by the previous stockholders of Epic to the same lockup applicable to each of the Directional Equityholders, Eldridge Equityholders and the Sponsor described in “–Certain Related Agreements—Stockholders Agreement” above.

The foregoing description of the Bylaws does not purport to be complete and is qualified in its entirety by reference to the Bylaws, a form of which is included as Exhibit B to the BCA, filed as Exhibit 10.9 hereto, and which is incorporated by reference herein.

Item 3.02 Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report is incorporated by reference herein. The shares of Flexjet Common Stock not registered on the Registration Statement to be offered and sold in connection with the Business Combination and any PIPE Investment, as well as the Flexjet New Private Warrants and shares of Flexjet Class A Common Stock issued in the Exchange, have not been registered under the Securities Act in reliance on the exemption provided in Section 4(a)(2) thereof.

Item 7.01 Regulation FD Disclosure.

On October 11, 2022, Horizon and Epic issued a press release announcing their entry into the BCA. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Furnished as Exhibit 99.2 hereto and incorporated into this Item 7.01 by reference is the investor presentation that Horizon and Epic have prepared for use in connection with making presentations to certain potential investors in the PIPE Investment and in connection with the announcement of the Business Combination.

On October 11, 2022, Horizon and Epic made a webcast available on their respective websites in which members of their respective managements discussed the Business Combination (the “Webcast”). A copy of the transcript for the Webcast is attached hereto as Exhibit 99.3 and is incorporated by reference herein.

The foregoing (including Exhibits 99.1, 99.2 and 99.3) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934 (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act regardless of any general incorporation language in such filings. This Current Report will not be deemed an admission of materiality of any of the information in this Item 7.01, including Exhibits 99.1, 99.2 and 99.3.

Additional Information and Where to Find It

In connection with the Business Combination, Horizon, Epic and Flexjet intend to prepare, and Flexjet intends to file the Registration Statement containing a proxy statement/prospectus and certain other related documents, which will be both the proxy statement to be distributed to holders of Horizon Stock in connection with Horizon’s solicitation of proxies for the vote by Horizon’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of Flexjet to be issued in connection with the Business Combination. When available, Horizon will mail the definitive proxy statement/prospectus and other relevant documents to its shareholders as of a record date to be established for voting on the Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Horizon will send to its shareholders in connection with the Business Combination. Investors and security holders of Horizon are advised to read, when available, the preliminary proxy statement/prospectus in connection with Horizon’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve the Business Combination (and related matters) and general amendments thereto and the definitive proxy statement/prospectus because the proxy statement/prospectus will contain important information about the Business Combination and the parties to the Business Combination.

Copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed by Horizon or Flexjet with the SEC may be obtained, once available, free of charge at the SEC’s website at www.sec.gov.

Participants in the Solicitation

Horizon and its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Horizon’s shareholders in connection with the Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Horizon’s shareholders in connection with the Business Combination will be in the Registration Statement, including a proxy statement/prospectus, when it is filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Horizon’s directors and officers in Horizon’s filings with the SEC and such information will also be in the Registration Statement to be filed with the SEC, which will include the proxy statement/prospectus of Horizon for the Business Combination. These documents can be obtained free of charge at the SEC’s website (www.sec.gov).

Flexjet, Epic and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Horizon in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the Business Combination when available.

Forward-Looking Statements

Certain statements made in this Current Report and the documents incorporated by reference herein are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “target,” “believe,” “expect,” “will,” “shall,” “may,” “anticipate,” “estimate,” “would,” “positioned,” “future,” “forecast,” “intend,” “plan,” “project,” “outlook” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Examples of forward-looking statements include, among others, statements made in this Current Report regarding the proposed transactions contemplated by the BCA, including the benefits of the Business Combination, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the Business Combination.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on Horizon’s and Epic’s managements’ current beliefs, expectations and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results and outcomes may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements.

Important factors that could cause actual results and outcomes to differ materially from those indicated in the forward-looking statements include, among others, the following: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the BCA; (2) the outcome of any legal proceedings that may be instituted against Horizon, Epic or Flexjet following the announcement of the BCA and the transactions contemplated therein; (3) the inability to complete the proposed Business Combination, including due to failure to obtain approval of the stockholders of Horizon and Epic, certain regulatory approvals, or satisfy other conditions to closing in the BCA; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the BCA or could otherwise cause the transaction to fail to close; (5) the failure to meet the minimum cash requirement of the BCA due to Horizon shareholder redemptions and the failure to obtain replacement financing; (6) the inability to complete a concurrent PIPE Investment in connection with the Business Combination; (7) the failure to meet projected development and production targets; (8) the inability to obtain or maintain the listing of Flexjet’s shares of common stock on The New York Stock Exchange following the proposed Business Combination; (9) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; (10) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of Horizon, Epic and Flexjet to each grow and manage growth profitably, and retain its key employees; (11) costs related to the proposed Business Combination; (12) changes in applicable laws or regulations; (13) the possibility that Horizon or Epic may be adversely affected by other economic, business, and/or competitive factors; (14) risks relating to the uncertainty of the projected financial information with respect to Epic; (15) risks related to the organic and inorganic growth of Epic’s business and the timing of expected business milestones; (16) the amount of redemption requests made by Horizon’s shareholders; (17) actual or potential conflicts of interest of Horizon’s shareholders and other related parties as a result of certain relationships and transactions with Flexjet, Epic and Horizon, including significant ownership interests and business relationships; (18) members of management of Epic and their affiliated entities and Eldridge and its affiliates (including Sponsor) will control Flexjet following the consummation of the Business Combination, and their interests may conflict with Flexjet’s or its public stockholders, and such persons will be able to determine the composition of Flexjet’s board of directors and actions requiring stockholder approval, including a sale of Flexjet (including in an unsolicited transaction, which they will be able to block); and (19) other risks and uncertainties indicated from time to time in the final prospectus of Horizon for its initial public offering dated March 15, 2021 filed with the SEC and the Registration Statement on Form S-1, that includes a preliminary proxy statement/prospectus, and when available, a definitive proxy statement and final prospectus relating to the proposed Business Combination, including those under “Risk Factors” therein, and in Horizon’s and Flexjet’s other filings with the SEC. Horizon cautions that the foregoing list of factors is not exclusive.

Horizon, Epic and Flexjet caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Horizon, Epic and Flexjet do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based, whether as a result of new information, future events, or otherwise, except as may be required by applicable law. None of Horizon, Epic and Flexjet gives any assurance that any of Horizon, Epic or Flexjet will achieve its expectations.

No Offer or Solicitation

This Current Report is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom, and otherwise in accordance with applicable law.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
2.1*	Business Combination Agreement, dated October 11, 2022, among Horizon Acquisition Corporation II, OTH Merger Sub 1, LLC, Flexjet, Inc., Flexjet Sub, LLC and Epic Aero, Inc.
10.1	Exchange Agreement, dated October 11, 2022, among Flexjet, Inc., Directional Capital LLC and Horizon II Sponsor, LLC.
10.2	Form of New Warrant Agreement.
10.3	Sponsor Support and Non-Redemption Agreement, dated October 11, 2022, among Horizon II Sponsor, LLC, Horizon Acquisition Corporation II, Flexjet, Inc. and Epic Aero, Inc.
10.4	Company Support Agreement, dated October 11, 2022, among Horizon Acquisition Corporation II, Flexjet, Inc., Epic Aero, Inc. and the stockholders party thereto.
10.5	Back-Stop Letter Agreement, dated October 11, 2022, by Eldridge Industries, LLC.

10.6	Form of Stockholders Agreement.
10.7	Form of Amended and Restated Registration Rights Agreement.
10.8	Form of Second Amended and Restated Certificate of Incorporation of Flexjet.
10.9	Form of Bylaws of Flexjet.
99.1	Press Release, dated October 11, 2022.
99.2	Investor Presentation.
99.3	Transcript of Webcast.
104	Cover Page Interactive Data File - the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

* Certain exhibits and schedules to this exhibit have been omitted in accordance with Item 601(a)(5) of Regulation S-K. Horizon agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon its request.

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HORIZON ACQUISITION CORPORATION II

By:	/s/ Todd Boehly
	Name:	Todd Boehly
	Title:	Chairman, Chief Executive Officer and Chief Financial Officer

Date: October 11, 2022

Additional Information and Where to Find It

In connection with the Business Combination, Horizon, Epic and Flexjet intend to prepare, and Flexjet intends to file the Registration Statement containing a proxy statement/prospectus and certain other related documents, which will be both the proxy statement to be distributed to holders of Horizon Stock in connection with Horizon’s solicitation of proxies for the vote by Horizon’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of Flexjet to be issued in connection with the Business Combination. When available, Horizon will mail the definitive proxy statement/prospectus and other relevant documents to its shareholders as of a record date to be established for voting on the Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Horizon will send to its shareholders in connection with the Business Combination. Investors and security holders of Horizon are advised to read, when available, the preliminary proxy statement/prospectus in connection with Horizon’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve the Business Combination (and related matters) and general amendments thereto and the definitive proxy statement/prospectus because the proxy statement/prospectus will contain important information about the Business Combination and the parties to the Business Combination.

Copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed by Horizon or Flexjet with the SEC may be obtained, once available, free of charge at the SEC’s website at www.sec.gov.

Participants in the Solicitation

Horizon and its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Horizon’s shareholders in connection with the Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Horizon’s shareholders in connection with the Business Combination will be in the Registration Statement, including a proxy statement/prospectus, when it is filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Horizon’s directors and officers in Horizon’s filings with the SEC and such information will also be in the Registration Statement to be filed with the SEC, which will include the proxy statement/prospectus of Horizon for the Business Combination. These documents can be obtained free of charge at the SEC’s website (www.sec.gov).

Flexjet, Epic and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Horizon in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the Business Combination when available.

Forward-Looking Statements

Certain statements made in this communication and the documents incorporated by reference herein are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “target,” “believe,” “expect,” “will,” “shall,” “may,” “anticipate,” “estimate,” “would,” “positioned,” “future,” “forecast,” “intend,” “plan,” “project,” “outlook” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Examples of forward-looking statements include, among others, statements made in this communication regarding the proposed transactions contemplated by the BCA, including the benefits of the Business Combination, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the Business Combination.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on Horizon’s and Epic’s managements’ current beliefs, expectations and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results and outcomes may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements.

Important factors that could cause actual results and outcomes to differ materially from those indicated in the forward-looking statements include, among others, the following: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the BCA; (2) the outcome of any legal proceedings that may be instituted against Horizon, Epic or Flexjet following the announcement of the BCA and the transactions contemplated therein; (3) the inability to complete the proposed Business Combination, including due to failure to obtain approval of the stockholders of Horizon and Epic, certain regulatory approvals, or satisfy other conditions to closing in the BCA; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the BCA or could otherwise cause the transaction to fail to close; (5) the failure to meet the minimum cash requirement of the BCA due to Horizon shareholder redemptions and the failure to obtain replacement financing; (6) the inability to complete a concurrent PIPE Investment in connection with the Business Combination; (7) the failure to meet projected development and production targets; (8) the inability to obtain or maintain the listing of Flexjet’s shares of common stock on The New York Stock Exchange following the proposed Business Combination; (9) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; (10) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of Horizon, Epic and Flexjet to each grow and manage growth profitably, and retain its key employees; (11) costs related to the proposed Business Combination; (12) changes in applicable laws or regulations; (13) the possibility that Horizon or Epic may be adversely affected by other economic, business, and/or competitive factors; (14) risks relating to the uncertainty of the projected financial information with respect to Epic; (15) risks related to the organic and inorganic growth of Epic’s business and the timing of expected business milestones; (16) the amount of redemption requests made by Horizon’s shareholders; (17) actual or potential conflicts of interest of Horizon’s shareholders and other related parties as a result of certain relationships and transactions with Flexjet, Epic and Horizon, including significant ownership interests and business relationships; (18) members of management of Epic and their affiliated entities and Eldridge and its affiliates (including Sponsor) will control Flexjet following the consummation of the Business Combination, and their interests may conflict with Flexjet’s or its public stockholders, and such persons will be able to determine the composition of Flexjet’s board of directors and actions requiring stockholder approval, including a sale of Flexjet (including in an unsolicited transaction, which they will be able to block); and (19) other risks and uncertainties indicated from time to time in the final prospectus of Horizon for its initial public offering dated March 15, 2021 filed with the SEC and the Registration Statement on Form S-1, that includes a preliminary proxy statement/prospectus, and when available, a definitive proxy statement and final prospectus relating to the proposed Business Combination, including those under “Risk Factors” therein, and in Horizon’s and Flexjet’s other filings with the SEC. Horizon cautions that the foregoing list of factors is not exclusive.

Horizon, Epic and Flexjet caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Horizon, Epic and Flexjet do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based, whether as a result of new information, future events, or otherwise, except as may be required by applicable law. None of Horizon, Epic and Flexjet gives any assurance that any of Horizon, Epic or Flexjet will achieve its expectations.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom, and otherwise in accordance with applicable law.